Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement dated June 4, 2021 to the

Prospectus dated February 12, 2020

Registration No. 333-236397

Carlyle Finance L.L.C.

4.625% Subordinated Notes due 2061

Final Pricing Term Sheet

June 4, 2021

The information in this pricing term sheet should be read together with Carlyle Finance L.L.C.’s preliminary prospectus supplement dated June 4, 2021 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated February 12, 2020, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, (Registration No. 333-236397, as amended by post-effective amendment no. 1 thereto). Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Carlyle Finance L.L.C.

Guarantors:	The Carlyle Group Inc. Carlyle Holdings I L.P. Carlyle Holdings II L.L.C. Carlyle Holdings III L.P. CG Subsidiary Holdings L.L.C.

Securities:	4.625% Subordinated Notes due 2061

Ranking:	Subordinated

Principal Amount Offered:	$65,000,000

Trade Date:	June 4, 2021

Settlement Date:	June 8, 2021 (T+2)

Maturity Date:	May 15, 2061

Coupon:	4.625%

Underwriting Discount:	$0.50 per note

Price to Public:	$25.0867 per note, including accrued interest from May 11, 2021 to the date of delivery

Fungibility:	The notes will be a further issuance of, and will form a single series with, the (i) $400,000,000 aggregate principal amount of the outstanding 4.625% Subordinated Notes due 2061 issued on May 11, 2021 and (ii) $35,000,000 aggregate principal amount of the outstanding 4.625% Subordinated Notes due 2061 issued on May 17, 2021. After giving effect to the issuance of the notes, there will be $500,000,000 aggregate principal amount of 4.625% Subordinated Notes due 2061 outstanding.

Interest Payment Dates:	February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2021

Record Dates:	Interest payments on the notes will be made to the holders of record at the close of business on February 1, May 1, August 1 and November 1, as the case may be, immediately preceding the applicable interest payment date, whether or not a business day.

Optional Interest Deferral:	The Issuer has the right on one or more occasions to defer the payment of interest on the notes for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the interest rate on the notes, compounded quarterly as of each interest payment date, to the extent permitted by applicable law.

Optional Redemption:

The Issuer may elect to redeem the notes:

•  in whole at any time or in part from time to time on or after May 15, 2026, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes must remain outstanding after giving effect to such redemption. The Issuer pursuant to the Second Supplemental Indenture (as defined in the Preliminary Prospectus Supplement) will covenant not to exercise this optional redemption prior to June 15, 2026 with respect to any of the notes;

•  in whole, but not in part, within 120 days of the occurrence of a “Tax Redemption Event”, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•  in whole, but not in part, at any time prior to May 15, 2026, within 90 days after the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

Day Count:	30/360

Gross Proceeds (before expenses and underwriting discount):	$65,225,420

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Ratings*:	S&P: BBB- (Stable) / Fitch: BBB- (Stable)

CUSIP / ISIN:	14314C 105 / US14314C1053

Book-Running Manager:	Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement, including the Preliminary Prospectus Supplement and the accompanying prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the book-running manager will arrange to send you the prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.